                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)/1/


                          Biozhem Cosmeceuticals, Inc.
                      ------------------------------------
                                (Name of Issuer)

                                 Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                   09068D101
                                  -----------
                                 (CUSIP Number)


                                 June 13, 2000
                      ------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

                         (Continued on following pages)
                               Page 1 of 5 Pages

---------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 09068D101                 13G                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      One World Networks Integrated Technologies, Inc.
      I.R.S. No. 95-74752277
------------------------------------------------------------------------------
      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (A) [_]
      Not Applicable                                            (B) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZEN OR PLACE OF ORGANIZATION
 4
      Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,086,365

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,086,365

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,086,365
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.3%*

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------

* Based upon the number of shares of common stock of Biozhem Cosmeceuticals, Inc. reported as being outstanding in the company's Annual Report on Form 10-K, filed on January 12, 2001, for the period ending September 30, 2000.

Item 1(a). Name of Issuer:

     Biozhem Cosmeceuticals, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     32238 Paseo Adelanto, Suite A
     San Juan Capistrano, CA  92675

Item 2(a). Name of Persons Filing:

     One World Networks Integrated Technologies, Inc.

Item 2(b). Address of Principal Business Office:

     12300 Wilshire Blvd., Suite 200
     Los Angeles, CA  90025

Item 2(c). Citizenship:

     State of Incorporation: Nevada

Item 2(d). Title of Class of Securities:

     Common Stock

Item 2(e). CUSIP Number:

     09068D101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

     (a) Amount Beneficially Owned:

         1,086,365

     (b) Percent of Class:

         11.3%*

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:

               1,086,365

         (ii)  shared power to vote or to direct the vote:

               0

         (iii) sole power to dispose or direct the disposition of:

               1,086,365

         (iv)  shared power to dispose or to direct the disposition of:

               0


     * Based upon the number of shares of common stock of Biozhem
Cosmeceuticals, Inc. reported as being outstanding in the company's Annual Report on Form 10-K, filed on January 12, 2001, for the period ending September 30, 2000.

Item 5.    Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.    Identification and Classification of Members of the Group.

     Not Applicable

Item 9.    Notice of Dissolution of Group.

     Not Applicable

Item 10.   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February 2001.


One World Networks Integrated Technologies, Inc.


/s/  Nancy Duitch
--------------------------
BY:  Nancy Duitch
     President

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